PERSHING LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2024

(With Report of Independent Registered Public Accounting Firm)

PERSHING LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2024

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers
Pershing LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pershing LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2007.

New York, New York
February 27, 2025

PERSHING LLC
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2024

(Dollars in millions)

Assets

Cash and cash equivalents	$	376
Cash segregated for regulatory purposes		820
Collateralized financing agreements:		
Securities borrowed		12,247
Securities purchased under agreements to resell		3,686
Receivables:		
Customers		14,935
Broker-dealers and clearing organizations		2,841
Affiliates		657
Securities owned in fractional shares held by customers, at fair value		400
Financial instruments owned, at fair value		35
Other assets		873
Total assets	$	36,870

Liabilities and Member's Equity

Liabilities:		
Overdrafts payable	$	281
Collateralized financing agreements:		
Securities loaned		2,385
Securities sold under agreements to repurchase		8,235
Payables:		
Customers		15,229
Broker-dealers and clearing organizations		5,288
Repurchase obligations for fractional shares held by customers		400
Affiliates		926
Financial instruments sold, not yet purchased, at fair value		9
Accounts payable, accrued expenses and other		598
Total liabilities		33,351
Member's equity:		
Member's contributions		1,139
Accumulated earnings		2,380
Total member's equity		3,519
Total liabilities and member's equity	$	36,870

See accompanying notes to statement of financial condition.

PERSHING LLC

(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Notes to Statement of Financial Condition

December 31, 2024

(1) Organization and Description of Business

Pershing LLC (the Company) is a single member Delaware Limited Liability Company and a wholly owned subsidiary of Pershing Group LLC (the Parent), which is a wholly owned subsidiary of The Bank of New York Mellon Corporation (BNY Mellon).

The Company is registered as a securities broker-dealer with the Securities and Exchange Commission (SEC) authorized to engage in fully disclosed and omnibus clearing, sales and trading and brokerage services. The Company is a member of the New York Stock Exchange, Inc. (NYSE), Financial Industry Regulatory Authority (FINRA), Chicago Board of Options Exchange, Inc., Securities Investor Protection Corporation (SIPC), and other regional exchanges.

(2) Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting* (Topic 280): Improvements to Reportable Segment Disclosures, which requires a public entity to disclose significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss (collectively referred to as the "significant expense principle"). The ASU, which also applies to public entities with a single reportable segment, requires disclosure of the title and position of CODM, and how the CODM uses the reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources. This ASU is effective for fiscal years beginning after December 15, 2023. The Company adopted this guidance on January 1, 2024 which pertains to the annual statement of financial condition contained herein. The adoption of ASU 2023-07 did not have a material effect on the Company's consolidated statement of financial condition or disclosures.

(3) Summary of Significant Accounting Policies

(a) Financial Statement Presentation

The Company maintains its records in United States dollars. These statement of financial condition is prepared in accordance with U.S. generally accepted accounting principles.

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying footnotes. Management believes that the estimates utilized in the statement of financial condition are reasonable. Actual results could differ from these estimates. Market conditions could increase the risk and complexity of the judgments in these estimates.

(continued)

(c) Cash and Cash Equivalents

The Company defines cash as demand deposits held at banks. Cash equivalents include highly liquid investments with original maturities of three months or less. There were no cash equivalents at December 31, 2024.

(d) Cash Segregated for Regulatory Purposes

The Company defines cash segregated for regulatory purposes as deposits of cash that have been segregated in special reserve bank accounts for the benefit of customers and the proprietary accounts of brokers (PAB) under Rule 15c3-3 of the SEC. Restricted cash consists of excess client funds and totaled $820 million at December 31, 2024. Restricted cash is included in cash segregated for regulatory purposes on the statement of financial condition.

(e) Collateralized Financing Agreements

Securities borrowed and securities loaned are collateralized financing arrangements that are recorded at the amount of cash collateral advanced or received. For securities borrowed, the Company deposits cash or other collateral with the lender. For securities loaned, the Company receives cash collateral that typically exceeds the market value of securities loaned.

Securities sold under agreements to repurchase (repurchase agreements) and securities purchased under agreements to resell (resale agreements) are treated as collateralized financing arrangements and are carried at their contract amount, the amount at which they will subsequently be resold or repurchased, plus related accrued interest. Repurchase and resale agreements are typically collateralized by cash or government and government agency securities and generally have terms from overnight up to three months. The Company nets certain repurchase agreements and resale agreements in the statement of financial condition in accordance with Accounting Standards Codification (ASC) Subtopic 210-20, *Balance Sheet Offsetting*.

It is the Company's policy to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements and, when necessary, require prompt transfer of additional collateral or reduction in the loan balance in order to maintain contractual margin protection. In the event of counterparty default, the financing agreement provides the Company with the right to liquidate the collateral held.

The Company has adopted ASU 2016-13, *Financial Instruments – Credit Losses* ("CECL"). Under CECL, the Company has elected to use the collateral maintenance provision practical expedient for its collateralized financing agreements. Collateralized financing agreements are reported net of the expected credit losses, which was not material at December 31, 2024.

(continued)

(f) Receivables and Payables – Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date (fails to deliver), deposits with clearing organizations and the Company's introducing brokers' margin loans. Payables to broker-dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date (fails to receive), clearing deposits from introducing brokers and amounts payable to the Company's introducing brokers.

Under CECL, the Company has elected to use the collateral maintenance provision practical expedient for its margin loans. Margin loans are reported net of the expected credit losses, which was $78 thousand at December 31, 2024.

(g) Revenue Recognition

The Company's clients are billed based on fee schedules that are agreed upon in each customer contract. Receivables from contracts with customers were $195.7 million at December 31, 2024. An allowance is maintained for accounts receivables which is generally based on the number of days outstanding. A provision of $7.1 thousand was recorded as of December 31, 2024. Receivables from contracts with customers are included in other assets on the statement of financial condition.

Contract assets represent accrued revenues that have not yet been billed to the customers due to certain contractual terms other than the passage of time and were $6.9 million at December 31, 2023 and $6.4 million at December 31, 2024. Accrued revenues recorded as contract assets are usually billed on an annual basis. There were no impairments recorded on contract assets in 2024. Contract assets are included in other assets on the statement of financial condition.

Contract liabilities represent payments received in advance of providing services under certain contracts were $6.3 million at December 31, 2023 and $6.5 million at December 31, 2024. Contract liabilities are included in accounts payable, accrued expenses and other on the statement of financial condition.

Changes in contract assets and liabilities primarily relate to either party's performance under the contracts.

(h) Fair Value of Financial Instruments Owned and Sold

Financial instruments owned and financial instruments sold, not yet purchased are stated at fair value. See Note 5 to statement of financial condition for disclosures with respect to ASC Topic 820.

(i) Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are recorded at cost, net of accumulated depreciation. Depreciation is recorded on a straight-line basis over the useful lives of the related assets, generally two to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or 10 years. For internal-use computer software, the Company capitalizes

qualifying costs incurred during the application development stage. The resulting asset is amortized using the straight-line method over the expected life, which is generally five years. All other nonqualifying costs incurred in connection with any internal-use software projects are expensed as incurred.

(j) Receivables and Payables - Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Customer securities transactions are recorded on a settlement date basis, which is generally one business day after trade date. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

(k) Securities owned in Fractional Shares held by Customers

The Company offers fractional share trading to customers and maintains an inventory of securities held exclusively for the fractional share program. The Company has determined that fractional shares purchased by customers do not meet the criteria for derecognition under the accounting guidance and should therefore be accounted for as secured borrowings with the underlying financial assets pledged to the customer as collateral. These financial assets are included in securities owned in fractional shares held by customers and a corresponding liability is recorded in repurchase obligations for fractional shares held by customers in the statement of financial condition for the obligation to settle the secured borrowing. In accordance with ASC Topic 825, *Financial Instruments*, the Company has elected the fair value option to measure these financial assets and liabilities. ASC Topic 825 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of these financial instruments are based on quoted prices in active markets.

(l) Stock-based Compensation

Certain employees of the Company participate in BNY Mellon's stock option award plans. BNY Mellon follows the guidance in FASB ASC 718, *Compensation – Stock Compensation, and Certain Redeemable Financial Instruments*. BNY Mellon's stock option plans provide for the issuance of stock options at fair market value at the date of grant to officers and employees of BNY Mellon and its subsidiaries. Restricted stock and restricted stock units (RSUs) are granted under BNY's long-term incentive plans at no cost to the recipient.

As of December 31, 2024, $30.7 million of total unrecognized compensation cost related to nonvested restricted stock is expected to be recognized over a period of approximately zero to four years.

(continued)

PERSHING LLC

(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Notes to Statement of Financial Condition

December 31, 2024

(m) Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by BNY. In addition, the Company files stand-alone tax returns in certain jurisdictions including Pennsylvania. Income taxes are calculated using the modified separate return method, and the amount of current tax expense or benefit is either remitted to or received from BNY, pursuant to a tax sharing agreement between BNY and the Company.

The Company accounts for income taxes in accordance with ASC Topic 740, *Income Taxes*, which generally requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets are more likely than not to be realized.

In accordance with ASC Topic 740, *Income Taxes*, the Company uses a two-step approach in recognizing and measuring its uncertain tax benefits whereby it is first determined if the tax position is more likely than not to be sustained under examination. If the tax position meets the more likely than not threshold, the position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. A tax position that fails to meet the more likely than not recognition threshold will result in either a reduction of current or deferred tax assets, and/or recording of current or deferred tax liabilities.

(n) Leases

We determine if an arrangement is a lease at inception. Right-of-use (ROU) assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments. The ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date or at lease modification date for certain lease modifications. For all leases, we use a rate that represents a collateralized incremental borrowing rate based on similar terms and information available at lease commencement date or at the modification date for certain lease modifications in determining the present value of lease payments. In addition to the lease payments, the determination of an ROU asset may also include certain adjustments related to lease incentives and initial direct costs incurred. Options to extend or terminate a lease are included in the determination of the ROU asset and lease liability only when it is reasonably certain that we will exercise that option.

Lease expense for operating leases is recognized on a straight-line basis over the lease term, while the lease expense for finance leases is recognized using the effective interest method. ROU assets are reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. For operating leases, if deemed impaired, the ROU asset is written down and the remaining balance is subsequently amortized on a straight-line basis which results in lease expense recognition that is similar to finance leases.

For all leases, we have elected to account for the contractual lease and non-lease components as a single lease component and include in the calculation of the lease liability.

(continued)

(o) Segment Reporting

The Company manages its business within a single operating segment in accordance with ASC Topic 280, *Segment Reporting* ("ASC 280"). Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker (CODM), which is our Chief Executive Officer, in deciding how to allocate resources and in assessing performance. Segment information is consistent with how management reviews the business, makes investing and resource allocation decisions and assesses operating performance. The CODM uses this information, which may be adjusted for items that are non-recurring, as well as regularly provided budgeted or forecasted expense information for the single operating segment, in managing the business.

(4) Receivables from and Payables to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations include the following (dollars in millions):

Receivables:		
Brokers and dealers	$	1,841
Securities failed to deliver		566
Clearing organizations		434
Total receivables	$	2,841
Payables:		
Brokers and dealers	$	4,904
Securities failed to receive		384
Total payables	$	5,288

(5) Financial Instruments

ASC Topic 820 applies to all financial instruments that are being measured and reported on a fair value basis. This includes those items currently reported in financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value on the statement of financial condition.

As defined in ASC Topic 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market and income approaches. Based on these approaches, the Company utilizes certain assumptions that market participants would use in pricing the asset or liability. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value

hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

Level 1:   Primarily consists of financial instruments whose value is based on quoted market prices such as listed equities. Quoted market prices are derived from active markets for identical assets or liabilities.

Level 2: Includes those financial instruments that are valued using models or other valuation methodologies calibrated to observable market inputs. These models are primarily industry-standard models that consider various assumptions, including discount margins, credit spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, as well as other measurements. In order to be classified as Level 2, substantially all of these assumptions would need to be observable in the marketplace and can be derived from observable data or supported by observable levels at which transactions are executed in the marketplace.

Level 3: Comprises financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are unobservable from objective sources. The Company did not have any assets or liabilities classified as Level 3 at December 31, 2024.

	Assets at fair value as of December 31, 2024			
	Level 1	Level 2	Level 3	Total
Securities owned in fractional shares held by customers, at fair value	$ 400	—	—	400
Financial instruments owned, at fair value				
Money market funds	3	—	—	3
Equity instruments	25	—	—	25
Debt instruments	—	7	—	7
Total assets at fair value	$ 428	7	—	435

	Liabilities at fair value as of December 31, 2024			
	Level 1	Level 2	Level 3	Total
Repurchase obligation for fractional shares held by customers	$ 400	—	—	400
Financial instruments sold, not yet purchased				
Equity instruments	1		—	1
Debt instruments	—	2	—	2
Derivatives - foreign exchange	—	6	—	6
Total liabilities at fair value	$ 401	8	—	409

(continued)

Fair Value of non-financial assets and liabilities

The fair values of the other non-financial assets and liabilities are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value and fair value of Pershing LLC's financial instruments which are not carried at fair value (dollars in millions). The table below therefore excludes items measured at fair value on a recurring basis presented in the table above. In addition, the table excludes the values of non-financial assets and liabilities.

	December 31, 2024				
	Level 1	Level 2	Level 3	Estimated fair value	Carrying value
Summary of financial instruments:					
Assets:					
Cash and cash equivalents	$ 376	—	—	376	376
Cash and securities segregated for regulatory purposes	820	—	—	820	820
Securities borrowed	—	12,247	—	12,247	12,247
Securities purchased under agreements to resell	—	3,686	—	3,686	3,686
Receivables from customers	—	14,935	—	14,935	14,935
Receivables from broker-dealers and clearing organizations	—	2,841	—	2,841	2,841
Due from affiliates	—	657	—	657	657
Other assets	—	873	—	873	873
Total	$ 1,196	35,239	—	36,435	36,435
Liabilities:					
Overdrafts payable	$ —	281	—	281	281
Securities loaned	—	2,385	—	2,385	2,385
Securities sold under agreements to repurchase	—	8,235	—	8,235	8,235
Payables to customers	—	15,229	—	15,229	15,229
Payables to broker-dealers and clearing organizations	—	5,288	—	5,288	5,288
Due to affiliates	—	926	—	926	926
Accounts payable, accrued expenses other	—	598	—	598	598
Total	$ —	32,942	—	32,942	32,942

Fair value can vary from period to period based on changes in a wide range of factors, including interest rates, credit quality, and market perceptions of value and as existing assets and liabilities run off and new transactions are entered into.

Offsetting assets and liabilities

The following table presents financial instruments that are either subject to an enforceable netting agreement or offset by collateral arrangements. There were no financial instruments subject to a netting agreement for which the Company is not currently netting (dollars in millions).

Financial assets subject to enforceable master netting agreements

December 31, 2024	Gross assets recognized	Gross amounts offset in the statement of financial condition	Net assets recognized on the statement of financial condition	Gross amounts not offset (1) Financial instruments	Cash collateral received	Net amount
Securities borrowed	$ 12,247	—	12,247	11,877	—	370
Securities purchased under agreements to resell	4,500	814	3,686	3,656	—	30
Total financial assets subject to enforceable master netting agreement	$ 16,747	814	15,933	15,533	—	400

Financial liabilities subject to enforceable master netting agreements

	Gross liabilities recognized	Gross amounts offset in the statement of financial condition	Net liabilities recognized on the statement of financial condition	Gross amounts not offset (1) Financial instruments	Cash collateral pledged	Net amount
Securities loaned	$ 2,385	—	2,385	2,300	—	85
Securities sold under agreements to repurchase	9,049	814	8,235	8,235	—	—
Total financial liabilities subject to enforceable master netting agreement	$ 11,434	814	10,620	10,535	—	85

(1) The total amount reported in financial instruments is limited to the amount of the related instruments presented in the statement of financial condition and therefore any over-collateralization of these positions is not included.

(continued)

Repurchase agreements and securities lending

The following table presents the contract value of repurchase agreements and securities lending transactions accounted for as secured borrowings by the type of collateral provided to counterparties.

Repurchase agreements and securities lending transactions accounted for as secured borrowings at December 31, 2024				
	Remaining contractual maturity of the agreements			
(in millions)	Overnight and continuous	Up to 30 days	30 days or more	Total
Repurchase agreements:				
U.S. Treasury	$ 1,936	$ —	$ 1,480	$ 3,416
U.S. Government agencies	82	—	178	260
State and political subdivisions	37	15	716	768
Agency commercial MBS	—	—	—	—
Agency RMBS	346	17	583	946
Non-agency commercial MBS	—	3	8	11
Non-agency RMBS	—	11	35	46
Non-agency commercial MBS	—	—	—	—
Commercial paper/CDs	19	153	228	400
Asset-backed CLOs		12	6	18
Other asset-backed securities		4	23	27
Corporate bonds	84	81	2,082	2,247
Equity securities	—	4	906	910
Total repurchase agreements	$ 2,504	$ 300	$ 6,245	$ 9,049
Securities Lending:				
U.S. Government agencies	1	—	—	1
U.S. Treasury	21	—	—	21
Agency RMBS	98	—	—	98
Agency commercial MBS	—	—	—	—
Corporate bonds	93	—	—	93
Equity securities	2,172	—	—	2,172
Total securities loaned	$ 2,385	$ —	$ —	$ 2,385

The Company's repurchase agreements and securities lending transactions primarily encounter risk associated with liquidity. The Company is required to pledge collateral based on predetermined terms within the agreements. If the Company were to experience a decline in the fair value of the collateral pledged for these transactions, additional collateral could be required to be provided to the counterparty, thereby decreasing the amount of assets available for other liquidity needs that may arise.

(continued)

As of December 31, 2024, the Company has $2,520 million of collateral related to repurchase agreements that had remaining contractual maturities that exceeded 90 days. In addition, as of December 31, 2024 the Company pledged securities with a contract value of $8,235 million that have been pledged without rehypothecation rights.

(6) Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are included in other assets on the statement of financial condition and consists of the following (dollars in millions):

Capitalized software	$	479
Leasehold improvements		62
Computer software		15
Computer equipment		1
Other		87
Total		644
Less accumulated depreciation		(298)
Total furniture, equipment and leasehold improvements , net	$	346

(7) Leasing

The Company has non-cancelable operating leases for office space that expire on various dates through 2037, some of which include options to extend or terminate the lease.

The following table presents the statement of financial condition information related to operating leases.

Statement of financial condition information	December 31 ,2024
(dollar in thousands)	Operating leases
Right-of-use assets *(a)*	$ 120.4
Lease liability *(b)*	$ 148.6
Weighted average:	
Remaining lease term	11.57 year
Discount rate *(annualized)*	2.42%

(a) Included in other assets on the statement of financial condition.

(b) Operating lease liabilities are included in accounts payable, accrued expenses and other on the statement of financial condition.

(continued)

The following table presents cash flow information related to leases.

Cash flow information	Year-to-Date ended
(in millions)	December 31, 2024
Cash paid for amounts included in	
measurement of liabilities:	
Operating cash flows from finance leases	$ –
Operating cash flows from operating leases	20.1
Financing cash flows from finance leases	–
Right-of-use Assets Obtained In Exchange For New Operating Liabilities	(17.3)

The following table presents the maturities of lease liabilities.

Maturities of lease liabilities	Operating
(in millions)	leases
For the year ended December 31, 2024	
2025	15.4
2026	14.0
2027	14.6
2028	15.3
2029	15.4
Thereafter	96.2
Total lease payments	170.9
Less: Imputed interest	22.3
Total	$ 148.6

(8) Third Party Bank Loan and Lines of Credit

The Company has a $300 million uncommitted line of credit with a non-affiliated bank as of December 31, 2024. There were no borrowings against these lines of credit at December 31, 2024. Interest on such borrowings is determined at the time each loan is initiated.

(9) Income Taxes

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of asset and liabilities. The Company has a gross deferred tax asset of $83.4 million and a gross deferred tax liability of $46.8 million at December 31, 2024. The deferred tax asset is primarily attributable to operating lease liabilities, while the deferred tax liability is primarily attributable to operating

(continued)

lease right-of-use assets. The net deferred tax asset is $36.6 million. The Company has not recorded a valuation allowance because the Company believes it is more likely than not that the deferred tax assets will be realized.

Federal and state taxes payable of $64.7 million and $12.5 million, respectively, due to BNY are included in affiliate payables on the statement of financial condition. State taxes receivable of $6.1 million are included in other assets on the statement of financial condition.

BNY's federal consolidated income tax returns are open to examination from 2017 through 2019 and after 2020. The New York State income tax returns are open to examination after 2015 and the New York City income tax returns are open to examination after 2014. The Company's New Jersey returns are open to examination after 2019.

(10) Related Party Transactions

The Company conducts recurring business with affiliated entities pursuant to applicable services agreements. Receivables and payables related to these transactions are included in due to and due from affiliates on the statement of financial condition and are settled monthly.

The Company provides clearing, sales and trading, and brokerage related services to indirect wholly owned subsidiaries of BNY Mellon. Balances due from/to these affiliates related to these services were approximately $657.0 million and $103.2 million, respectively. They are included in receivables from affiliates and payables to affiliates, respectively, on the statement of financial condition. The Company had securities failed to deliver of $79.9 million and securities failed to receive of $12.8 million with affiliates. They are included in receivables from broker-dealers and clearing organizations and payables to broker-dealers and clearing organizations, respectively, on the statement of financial condition.

The Company has $8.1 billion of unsecured loan facilities with the Parent. At December 31, 2024, there were $610 million borrowings against the loan facilities which are included in payable to affiliates on the statement of financial condition. The average interest rate was approximately 6.19% for the year ended December 31, 2024. The Company also has a loan agreement with affiliate with a maximum loan of $50 million. At December 31, 2024, there were borrowings against the loan of approximately $33 million, which are included in payables to affiliates. The average interest rate was approximately 5.36% for the year ended December 31, 2024.

Balances due to BNY Mellon for taxes, payroll, technology and leased equipment were $179.4 million and are included in payables to affiliates on the statement of financial condition. The Company maintains a collateralized financing arrangement with an affiliate associated with repurchase agreements, with the maximum facility of $200 million. At December 31, 2024, the Company did not have any affiliated repurchase agreement transactions. At December 31, 2024, the Company had not entered into securities lending agreements with another affiliate.

The Company charges various affiliates for technology related and shared services.

For the year ended December 31, 2024, the Company leased furniture and fixtures and computer and other communications equipment from an affiliate.

Additionally, the Company contracts through certain related parties acting in their role as agents to facilitate transactions between the Company and certain principal third parties for securities borrowed and tri-party repurchase or reverse repurchase transactions. Any risk assumed in these transactions is solely between the principal third parties and the Company.

(11) Employee Benefit Plans

BNY Mellon sponsors a 401(k) plan (the Plan) for its active employees. The Plan offers the Company's employees the opportunity to plan, save and invest for their future financial needs. The Company makes periodic contributions to the Plan based on the discretion of management.

(12) Pledged Assets and Guarantees

Under the Company's collateralized financing arrangements and other business activities, the Company either receives or provides collateral. In many cases, the Company is permitted to sell or repledge these securities held as collateral. At December 31, 2024, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $50,680 million and the fair value of the portion that had been sold or repledged was $31,920 million. The details of these sources and the uses of collateral are noted in the below tables (dollars in millions).

Source of available collateral – received, borrowed or owned:		
Financial instruments owned, at fair value	$	31
Securities borrowed		11,962
Securities purchased under agreements to resell		4,466
Margin securities available to sell or re-pledge		34,221
Total source of collateral	$	50,680
Use of available collateral – re-pledged, loaned or sold:		
Financial instruments sold, not yet purchased, at fair value	$	3
Securities loaned		2,300
Securities sold under agreements to repurchase		9,343
Pledged to clearing corporations		2,531
Short sale covering		13,045
Qualified securities segregated for regulatory purposes		4,698
Total use of collateral	$	31,920

The Company also conducts a fully paid lending program, in which customers agree to make available their fully paid securities to be loaned to third parties in exchange for a fee. At December 31, 2024, the fair value of the securities borrowed with an obligation to return securities under this program was $44 million and is included in securities borrowed and securities loaned on the statement of financial condition and included in the table above.

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Obligations under Guarantees

The Company applies the disclosure and recognition requirements for guarantees in accordance with ASC Topic 460, *Guarantees*, whereby the Company will recognize a liability at the inception of a guarantee for obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that certain events or conditions occur.

The Company provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable or limited and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these arrangements.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients. Management believes the potential for the Company to be required to make unreimbursed payments relating to such services is remote due to the contractual capital requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

(13) Commitments and Contingences

As of December 31, 2024, the Company had commitments with ten clients to lend a maximum total of $279.5 million for various terms. There were $50 million unfunded commitments as of December 31, 2024.

The Company is involved in various legal and regulatory proceedings arising in connection with the Company's business activities. Based on currently available information and the advice of counsel, the Company believes that the aggregate results of all such proceedings will not have a material adverse effect on the Company's financial condition. The Company intends to defend itself vigorously against all claims asserted against it. In accordance with applicable accounting guidance, the Company establishes reserves for litigation and settlements for which loss contingencies are both probable and estimable. The Company will continue to monitor all such matters and will adjust the reserve amounts as appropriate.

Matters Related to R. Allen Stanford
In late December 2005, Pershing LLC ("Pershing") became a clearing firm for Stanford Group Co. ("SGC"), a registered broker-dealer that was part of a group of entities ultimately controlled by R. Allen Stanford ("Stanford"). Stanford International Bank, also controlled by Stanford, issued certificates of deposit ("CDs"). Some investors allegedly wired funds from their SGC accounts to purchase CDs. In 2009, the Securities and Exchange Commission charged Stanford with operating a Ponzi scheme in connection with the sale of CDs, and SGC was placed into receivership. Alleged purchasers of CDs have filed two putative class action proceedings against Pershing: one in November 2009 in Texas federal court, and one in May 2016 in New Jersey federal court. On Nov. 5, 2021, the court dismissed the class action filed in New Jersey and that matter has concluded. Three lawsuits remain against Pershing in Louisiana and New Jersey federal courts, which were filed in January 2010, October 2015 and May 2016. The purchasers allege that Pershing, as SGC's clearing firm, assisted Stanford in a fraudulent scheme and assert contractual, statutory and common law

claims. In March 2019, a group of investors filed a putative class action against The Bank of New York Mellon in New Jersey federal court, making the same allegations as in the prior actions brought against Pershing. On Nov. 12, 2021, the court dismissed the class action against The Bank of New York Mellon; on Dec. 15, 2022, an appeals court reversed the dismissal and returned the case to the trial court for further proceedings. On June 28, 2024, an unincorporated association that claims to represent the interests of Stanford investors filed a lawsuit in New Jersey federal court against The Bank of New York Mellon, making the same allegations as prior cases. All the cases that have been brought in federal court against Pershing have been consolidated in Texas federal court for discovery purposes. Various alleged Stanford CD purchasers asserted similar claims in Financial Industry Regulatory Authority, Inc. ("FINRA") arbitration proceedings.

Off-Channel Business-Related Communications
The Company has been responding to a request for information from the SEC and the Commodity Futures Trading Commission concerning compliance with recordkeeping obligations relating to business communications transmitted on unapproved electronic communication platforms. SEC and CFTC have been conducting similar inquiries into recordkeeping practices at other financial institutions. On Aug. 14, 2024, the SEC issued an order under which BNY Mellon agreed to pay a $40 million penalty and to certain undertakings to resolve the SEC matter. The fine has been paid, and BNY Mellon is complying with the other settlement terms. BNY did not seek reimbursement from the Company.

Pershing Rule 15c3-3 Matter

The Company has been responding to investigative requests for information and records from the SEC concerning Pershing LLC's compliance with its obligations under SEC Rule 15c3-3, among other regulatory rules and statutes. The Company continues to cooperate with the inquiry.

(14) Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-l of the Securities Exchange Act of 1934 and has elected to use the alternative method of computing regulatory net capital requirements provided for in that Rule. Under the alternative method, the required net capital may not be less than two percent of aggregate debit items arising from customer transactions or $1.5 million, whichever is greater. On December 31, 2024, the Company's regulatory net capital of approximately $2.5 billion was 15.10% of aggregate debit items and in excess of the minimum requirement by approximately $2.13 billion.

Advances to affiliates, repayment of borrowings, dividend payments to Parent and other equity withdrawals are subject to certain notification and other provisions of the Rule 15c3-1 and other regulatory bodies.

Pursuant to Rule 15c3-3 of the SEC, the Company may be required to deposit in a Special Reserve Bank Account, cash or acceptable qualified securities for the exclusive benefit of customers. On December 31, 2024, the Company had approximately $4.7 billion of cash and acceptable qualified securities on deposit in such accounts which are included in cash segregated for regulatory purposes ($817 million), securities

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borrowed ($1.4 billion) and securities purchased under agreements to resell ($2.5 billion) on the statement of financial condition.

As a clearing broker, the Company is required to compute a reserve requirement for the proprietary accounts of broker-dealers (the PAB Reserve Formula). On December 31, 2024, the Company had approximately $821 million of cash deposits and acceptable qualified securities on deposit in accounts designated for the exclusive benefit of proprietary accounts of broker-dealers pursuant to Rule 15c3-3 of the SEC, such accounts are included in cash segregated for regulatory purposes ($3.4 million), securities borrowed ($25.3 million) and securities purchased under agreements to resell ($792.5 million).

(15) Financial Instruments and Related Risks

(a) Customer Activities

Certain market and credit risks are inherent in the Company's business, primarily in facilitating customers' trading and financing transactions in financial instruments. In the normal course of business, the Company's customer activities include execution, settlement, and financing of various customer securities, which may expose the Company to both on and off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers, which is collateralized by cash and/or securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving securities sold but not yet purchased and option contracts. The Company seeks to control risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory, exchange and internal guidelines. The Company monitors required margin levels daily; pursuant to such guidelines, the Company requires the customer to deposit additional collateral or to reduce positions, when necessary. Such transactions may expose the Company to significant off-balance sheet risk in the event the collateral is not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell the collateral at prevailing market prices in order to fulfill the customer's obligations.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources, such as securities loaned. Additionally, the Company pledges customer securities as collateral to satisfy margin deposits of the Options Clearing Corporation. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligation. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposures.

(b) Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, governments, and

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institutional and individual investors. A substantial portion of the Company's transactions is executed with and on behalf of institutional investors including other broker-dealers, banks, U.S. government agencies, mutual funds, hedge funds and other financial institutions.

Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by securities and currency settlements, contracting derivative and forward transactions with customers and dealers, and the holding in inventory of loans. The Company uses various means to manage its credit risk. The creditworthiness of all counterparties is analyzed at the outset of a credit relationship with the Company. These counterparties are subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for each counterparty, as well as for groups or classes of counterparties. Furthermore, the Company enters into master netting agreements when feasible and demands collateral from certain counterparties or for certain types of credit transactions.

(c) Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including size, duration, composition and diversification of positions held, the absolute and relative level of interest rates and foreign currency exchange rates, as well as market volatility and liquidity. The Company manages market risk by setting and monitoring adherence to risk limits.

Financial instruments sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

(d) Operational Risk

In providing a comprehensive array of products and services, the Company may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside the Company or business interruption due to systems failures or the other events. Operational risk may also include breaches of the Company's technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, the Company could suffer a financial loss as well as damage to our reputation.

(e) Financial Instruments with Off-Balance-Sheet Risk

The Company may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments may include forward foreign exchange contracts

that are used to meet the needs of customers. Generally, forward foreign exchange contracts represent future commitments to purchase or sell foreign currency at specific terms at specified future dates.

(16) Subsequent Events

The Company has evaluated subsequent events from December 31, 2024 through February 27, 2025, the date the Company's statement of financial condition are available to be issued. No events were identified.